# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAMSARA INC., CIK 0001642896
CUSIP: 79589L106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 De Haro Street, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 06/09/2025
Amends the filing with accession number 0001104659-21-153357
Filed by CIK 0001603198
Persons authorized to receive notices and communications: AH Capital Management, L.L.C., 865 Sand Hill Road, Suite 101, Menlo Park, California (CA), 94025, (650) 798-3900

## Reporting persons
- Andreessen Horowitz Fund IV, L.P. (CIK 0001603198): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,949,014; shared voting power 10,949,014; sole dispositive power 10,949,014; shared dispositive power 10,949,014; aggregate amount beneficially owned 10,949,014 (3.2% of the class)
- AH Equity Partners IV, L.L.C. (CIK 0001603403): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,949,014; shared voting power 10,949,014; sole dispositive power 10,949,014; shared dispositive power 10,949,014; aggregate amount beneficially owned 10,949,014 (3.2% of the class)
- AH Parallel Fund IV, L.P. (CIK 0001603197): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 994,899; shared voting power 994,899; sole dispositive power 994,899; shared dispositive power 994,899; aggregate amount beneficially owned 994,899 (0.3% of the class)
- AH Equity Partners IV (Parallel), L.L.C. (CIK 0001603419): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 994,899; shared voting power 994,899; sole dispositive power 994,899; shared dispositive power 994,899; aggregate amount beneficially owned 994,899 (0.3% of the class)
- AH Parallel Fund V, L.P. (CIK 0001675240): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,573,745; shared voting power 2,573,745; sole dispositive power 2,573,745; shared dispositive power 2,573,745; aggregate amount beneficially owned 2,573,745 (0.8% of the class)
- AH Equity Partners V (Parallel), L.L.C. (CIK 0001675230): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,573,745; shared voting power 2,573,745; sole dispositive power 2,573,745; shared dispositive power 2,573,745; aggregate amount beneficially owned 2,573,745 (0.8% of the class)
- Andreessen Horowitz LSV Fund I, L.P. (CIK 0001772284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,758,907; shared voting power 1,758,907; sole dispositive power 1,758,907; shared dispositive power 1,758,907; aggregate amount beneficially owned 1,758,907 (0.5% of the class)
- AH Equity Partners LSV I, L.L.C. (CIK 0001772287): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,758,907; shared voting power 1,758,907; sole dispositive power 1,758,907; shared dispositive power 1,758,907; aggregate amount beneficially owned 1,758,907 (0.5% of the class)
- Andreessen Horowitz LSV Fund III, L.P. (CIK 0001889367): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AH Equity Partners LSV III, L.L.C. (CIK 0001889893): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Marc L. Andreessen (CIK 0001160077): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,889,079; sole dispositive power 0; shared dispositive power 19,889,079; aggregate amount beneficially owned 19,889,079 (5.7% of the class)
- Benjamin A. Horowitz (CIK 0001166586): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,759,835; sole dispositive power 0; shared dispositive power 19,759,835; aggregate amount beneficially owned 19,759,835 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: SAMSARA INC.
Address of issuer's principal executive offices: 1 De Haro Street, San Francisco, California (CA), 94107
Comment: This Amendment No. 9 (this "Amendment No. 9" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on December 27, 2021 (the "Original Schedule 13D"), as amended and restated by Amendment No. 1 filed on September 9, 2022, Amendment No. 2 filed on March 10, 2023, Amendment No. 3 filed on June 12, 2023, Amendment No. 4 filed on September 12, 2023, Amendment No. 5 filed on December 19, 2023, Amendment No. 6 filed on June 17, 2024, Amendment No. 7 filed on September 12, 2024 and Amendment No. 8 filed on December 11, 2024. This Amendment No. 9 is being filed to report the conversion of Class B Common Stock, and the disposition of the shares of Class A Common Stock received upon such conversion, by certain of the Reporting Persons, and to update the aggregate percentage of the Issuer's Class A Common Stock owned by the Reporting Persons (as defined below). Shares reported in this Amendment No. 9 are as of June 11, 2025 unless otherwise specified herein. Unless otherwise defined herein, capitalized terms used in this Amendment No. 9 shall have the meanings ascribed to them in Amendment No. 8. Unless amended or supplemented below, the information in Amendment No. 8 remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 9 is filed by Andreessen Horowitz Fund IV, L.P., a Delaware limited partnership ("AH IV"), AH Parallel Fund IV, L.P., a Delaware limited partnership ("AH Parallel IV"), AH Parallel Fund V, L.P., a Delaware limited partnership ("AH Parallel V"), Andreessen Horowitz LSV Fund I, L.P., a Delaware limited partnership ("AH LSV I"), Andreessen Horowitz LSV Fund III, L.P., a Delaware limited partnership ("AH LSV III"), AH Equity Partners IV, L.L.C., a Delaware limited liability company ("AH Equity IV"), AH Equity Partners IV (Parallel), L.L.C., a Delaware limited liability company ("AH Equity Parallel IV"), AH Equity Partners V (Parallel), L.L.C., a Delaware limited liability company ("AH Equity Parallel V"), AH Equity Partners LSV I, L.L.C., a Delaware limited liability company ("AH Equity LSV I"), AH Equity Partners LSV III, L.L.C., a Delaware limited liability company ("AH Equity LSV III"), Marc Andreessen ("Andreessen") and Benjamin Horowitz ("Horowitz"). The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons."

AH Equity IV is the general partner of AH IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH IV for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P. ("AH IV-A"), Andreessen Horowitz Fund IV-B, L.P. ("AH IV-B"), and Andreessen Horowitz Fund IV-Q, L.P. ("AH IV-Q"). Andreessen and Horowitz are managing members of AH Equity IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH IV for itself and as nominee.

AH Equity Parallel IV is the general partner of AH Parallel IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee for AH Parallel Fund IV-A, L.P. ("AH Parallel IV-A"), AH Parallel Fund IV-B, L.P. ("AH Parallel IV-B"), and AH Parallel Fund IV-Q, L.P. ("AH Parallel IV-Q"). Andreessen and Horowitz are managing members of AH Equity Parallel IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee.

AH Equity Parallel V is the general partner of AH Parallel V and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel V for itself and as nominee for AH Parallel Fund V-A, L.P. ("AH Parallel V-A"), AH Parallel Fund V-B, L.P. ("AH Parallel V-B"), and AH Parallel Fund V-Q, L.P. ("AH Parallel V-Q"). Andreessen and Horowitz are managing members of AH Equity Parallel V and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Parallel V for itself and as nominee.

AH Equity LSV I is the general partner of AH LSV I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV I for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. ("AH LSV I-B") and Andreessen Horowitz LSV Fund I-Q, L.P. ("AH LSV I-Q"). Andreessen and Horowitz are managing members of AH Equity LSV I and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV I for itself and as nominee.

AH Equity LSV III is the general partner of AH LSV III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV III for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P. ("AH LSV III-B") and AH 2022 Annual Fund, L.P. ("AH 2022 Annual"). Andreessen and Horowitz are managing members of AH Equity LSV III and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV III for itself and as nominee.

AH Equity Partners 2022 Annual Fund, L.L.C. ("AH EP 2022 Annual") is the general partner of AH 2022 Annual and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH 2022 Annual. Andreessen and Horowitz are managing members of AH EP 2022 Annual and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH 2022 Annual.
Residence or business address: The address of the principal place of business of each of the Reporting Persons is c/o Andreessen Horowitz, 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
Present principal occupation or employment: The principal occupation of each of Andreessen and Horowitz is as the co-founder and managing member of the venture capital firm Andreessen Horowitz. The principal business of each of the other Reporting Persons is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses of the Reporting Persons with respect to row 6 of their respective cover pages to this Amendment No. 9 are incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Amendment No. 8 is hereby amended and supplemented as follows:

Pro Rata In-Kind Distributions

On June 9, 2025, AH IV, AH IV-A, AH IV-B and AH IV-Q converted an aggregate of 21,898,032 shares of the Issuer's Class B Common Stock into Class A Common Stock and distributed, for no consideration, an aggregate of 21,898,032 shares of the Issuer's Class A Common Stock in a pro rata in-kind distribution to their respective partners and to AH Equity IV. On the same date, AH Equity IV distributed, for no consideration, all of the shares of the Issuer's Class A Common Stock it received from AH IV, AH IV-A, AH IV-B and AH IV-Q in a pro rata in-kind distribution to its members. AH Capital Management received 49,921 shares of Class A Common Stock from AH Equity IV in connection with the aforementioned pro rata in-kind distribution. Andreessen and Horowitz are members of AH Capital Management and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Capital Management. On June 9, 2025, the closing price of the Issuer's Class A Common Stock on the New York Stock Exchange was $44.69.

On June 9, 2025, AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q converted an aggregate of 1,989,800 shares of the Issuer's Class B Common Stock into Class A Common Stock and distributed, for no consideration, an aggregate of 1,989,800 shares of the Issuer's Class A Common Stock in a pro rata in-kind distribution to their respective partners and to AH Equity Parallel IV. On the same date, AH Equity Parallel IV distributed, for no consideration, all of the shares of the Issuer's Class A Common Stock it received from AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q in a pro rata in-kind distribution to its members. AH Capital Management received 4,382 shares of Class A Common Stock from AH Equity Parallel IV in connection with the aforementioned pro rata in-kind distribution. Andreessen and Horowitz are members of AH Capital Management and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Capital Management. On June 9, 2025, the closing price of the Issuer's Class A Common Stock on the New York Stock Exchange was $44.69.

On June 9, 2025, AH Parallel V, AH Parallel V-A, AH Parallel V-B and AH Parallel V-Q converted an aggregate of 2,639,238 shares of the Issuer's Class B Common Stock into Class A Common Stock and distributed, for no consideration, an aggregate of 2,639,238 shares of the Issuer's Class A Common Stock in a pro rata in-kind distribution to their respective partners and to AH Equity Parallel V. On the same date, AH Equity Parallel V distributed, for no consideration, all of the shares of the Issuer's Class A Common Stock it received from AH Parallel V, AH Parallel V-A, AH Parallel V-B and AH Parallel V-Q in a pro rata in-kind distribution to its members. AH Capital Management received 236 shares of Class A Common Stock from AH Equity Parallel V in connection with the aforementioned pro rata in-kind distribution. Andreessen and Horowitz are members of AH Capital Management and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Capital Management. On June 9, 2025, the closing price of the Issuer's Class A Common Stock on the New York Stock Exchange was $44.69.

On June 9, 2025, AH LSV I, AH LSV I-B and AH LSV I-Q converted an aggregate of 4,803,998 shares of the Issuer's Class B Common Stock into Class A Common Stock and distributed, for no consideration, an aggregate of 4,803,998 shares of the Issuer's Class A Common Stock in a pro rata in-kind distribution to their respective partners and to AH Equity LSV I. On the same date, AH Equity LSV I distributed, for no consideration, all of the shares of the Issuer's Class A Common Stock it received from AH LSV I, AH LSV I-B and AH LSV I-Q in a pro rata in-kind distribution to its members. AH Capital Management received 21,970 shares of Class A Common Stock from AH Equity LSV I in connection with the aforementioned pro rata in-kind distribution. Andreessen and Horowitz are members of AH Capital Management and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Capital Management. On June 9, 2025, the closing price of the Issuer's Class A Common Stock on the New York Stock Exchange was $44.69.

On June 9, 2025, AH LSV III, as nominee for AH 2022 Annual, distributed, for no consideration, 363,661 shares of the Issuer's Class A Common Stock to AH 2022 Annual. On June 9, 2025, AH LSV III and AH LSV III-B distributed, for no consideration, an aggregate of 3,631,991 shares of the Issuer's Class A Common Stock in a pro rata in-kind distribution to their respective partners. AH Capital Management received 7,587 shares of Class A Common Stock from AH Equity LSV III in connection with the aforementioned pro rata in-kind distribution. Andreessen and Horowitz are members of AH Capital Management and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Capital Management. On June 9, 2025, the closing price of the Issuer's Class A Common Stock on the New York Stock Exchange was $44.69.

On June 9, 2025, AH 2022 Annual distributed, for no consideration, an aggregate of 327,295 shares of the Issuer's Class A Common Stock in a pro rata in-kind distribution to its partners and to AH EP 2022 Annual. On the same date, AH EP 2022 Annual distributed, for no consideration, all of the shares of the Issuer's Class A Common Stock it received from AH 2022 Annual in a pro rata in-kind distribution to its members. AH Capital Management received 822 shares of Class A Common Stock from AH EP 2022 Annual in connection with the aforementioned pro rata in-kind distribution. Andreessen and Horowitz are members of AH Capital Management and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Capital Management. On June 9, 2025, the closing price of the Issuer's Class A Common Stock on the New York Stock Exchange was $44.69.

Sales by AH Capital Management

On June 10, 2025, AH Capital Management sold 84,918 shares of Class A Common Stock in multiple transactions. AH Capital Management sold (i) 13,943 shares of Class A Common Stock at a weighted average price of $40.76 per share, in open market sales with prices ranging from $40.12 to $41.11 and (ii) 70,975 shares of Class A Common Stock at a weighted average price of $41.59 per share, in open market sales with prices ranging from $41.12 to $42.09. AH Capital Management undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

Sales by AH 2022 Annual

On June 10, 2025, AH 2022 Annual sold 36,366 shares of Class A Common Stock in multiple transactions. AH 2022 Annual sold (i) 5,971 shares of Class A Common Stock at a weighted average price of $40.76 per share, in open market sales with prices ranging from $40.12 to $41.11 and (ii) 30,395 shares of Class A Common Stock at a weighted average price of $41.59 per share, in open market sales with prices ranging from $41.12 to $42.09. AH 2022 Annual undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

Sales by AH LSV I

On June 10, 2025, AH LSV I converted 212,248 shares of the Issuer's Class B Common Stock into Class A Common Stock and sold all such shares of Class A Common Stock in multiple transactions. AH LSV I sold (i) 15,135 shares of Class A Common Stock at a weighted average price of $40.05 per share, in open market sales with prices ranging from $39.42 to $40.01; (ii) 107,015 shares of Class A Common Stock at a weighted average price of $41.13 per share, in open market sales with prices ranging from $40.42 to $41.41; and (iii) 90,098 shares of Class A Common Stock at a weighted average price of $41.65 per share, in open market sales with prices ranging from $41.42 to $42.01. AH LSV I undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

Sales by AH Parallel V

On June 10, 2025, AH Parallel V converted 65,494 shares of the Issuer's Class B Common Stock into Class A Common Stock and sold all such shares of Class A Common Stock in multiple transactions. AH Parallel V sold (i) 4,670 shares of Class A Common Stock at a weighted average price of $40.05 per share, in open market sales with prices ranging from $39.42 to $40.01; (ii) 33,022 shares of Class A Common Stock at a weighted average price of $41.13 per share, in open market sales with prices ranging from $40.42 to $41.41; and (iii) 27,802 shares of Class A Common Stock at a weighted average price of $41.65 per share, in open market sales with prices ranging from $41.42 to $42.01. AH Parallel V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Amendment No. 9 set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 299,748,928 shares of Class A Common Stock outstanding as of June 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on June 10, 2025 and (ii) 31,608,810 shares of Class A Common Stock issued subsequent to June 3, 2025 upon conversion of shares of Class B Common Stock by the Reporting Persons, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B Common Stock beneficially owned by such Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Class A Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 3 of this Amendment No. 9, which descriptions are incorporated herein by reference, none of the Reporting Persons have engaged in any transaction with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Amendment No. 9.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of each of AH IV, AH Parallel IV, AH Parallel V, AH LSV I and AH LSV III and the limited liability company agreement of each of AH Equity IV, AH Equity IV Parallel, AH Equity V Parallel, AH Equity LSV I and AH Equity LSV III the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24.1 Power of Attorney (Marc Andreessen), dated June 23, 2023 (incorporated herein by reference to Exhibit A to Amendment No. 4, filed on September 12, 2023).

Exhibit 24.2 Power of Attorney (Benjamin Horowitz), dated June 22, 2023 (incorporated herein by reference to Exhibit B to Amendment No. 4, filed on September 12, 2023).

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Amended and Restated Investors' Rights Agreement, filed on November 19, 2021 as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (File No. 333-261204), and incorporated herein by reference.

Exhibit 99.3 Form of Indemnification Agreement for directors, filed on December 6, 2021 as Exhibit 10.1 to the Issuer's Registration Statement on Form S-1/A (File No. 333-261204), and incorporated herein by reference.

## Signatures
- Andreessen Horowitz Fund IV, L.P.: /s/ Phil Hathaway, By AH Equity Partners IV, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 1) (06/11/2025)
- AH Equity Partners IV, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (06/11/2025)
- AH Parallel Fund IV, L.P.: /s/ Phil Hathaway, By AH Equity Partners IV (Parallel), L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 2) (06/11/2025)
- AH Equity Partners IV (Parallel), L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (06/11/2025)
- AH Parallel Fund V, L.P.: /s/ Phil Hathaway, By AH Equity Partners V (Parallel), L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 3) (06/11/2025)
- AH Equity Partners V (Parallel), L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (06/11/2025)
- Andreessen Horowitz LSV Fund I, L.P.: /s/ Phil Hathaway, By AH Equity Partners LSV I, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 4) (06/11/2025)
- AH Equity Partners LSV I, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (06/11/2025)
- Andreessen Horowitz LSV Fund III, L.P.: /s/ Phil Hathaway, By AH Equity Partners LSV III, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 5) (06/11/2025)
- AH Equity Partners LSV III, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (06/11/2025)
- Marc L. Andreessen: /s/ Phil Hathaway, Phil Hathaway, Attorney-in-Fact for Marc Andreessen (06/11/2025)
- Benjamin A. Horowitz: /s/ Phil Hathaway, Phil Hathaway, Attorney-in-Fact for Benjamin Horowitz (06/11/2025)
Comment: Note 1 Andreessen Horowitz Fund IV, L.P. for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P. and Andreessen Horowitz Fund IVQ, L.P.

Note 2 AH Parallel Fund IV, L.P. for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B L.P. and AH Parallel Fund IV-Q, L.P.

Note 3 AH Parallel Fund V, L.P. for itself and as nominee for AH Parallel Fund V-A, L.P., AH Parallel Fund V-B L.P. and AH Parallel Fund V-Q, L.P.

Note 4 Andreessen Horowitz LSV Fund I, L.P. for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P.

Note 5 Andreessen Horowitz LSV Fund III, L.P. for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P. and AH 2022 Annual Fund, L.P.